Exhibit 99.2

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS

ATRM HOLDINGS, INC.

Up To [●] Shares of Common Stock
Issuable Upon the Exercise of Subscription Rights

[●], 2015

Dear Shareholder:

This notice is being distributed by ATRM Holdings, Inc. (the “Company”) to all holders of record (the “Record Holders”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), as of 5:00 p.m., Eastern Time, on [●], 2015 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock at a subscription price of $[●] per share (the “Subscription Price”). The Rights are described in the accompanying Prospectus, dated [●], 2015 (the “Prospectus”).

In the Rights Offering, up to an aggregate of [●] shares of Common Stock are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on [●], 2015 (the “Expiration Date”). Any Rights that are not exercised prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire, have no value and cease to be exercisable for shares of Common Stock.

As described in the Prospectus, each Record Holder will receive one Right for each share of Common Stock owned of record as of 5:00 p.m., Eastern Time, on the Record Date. Each Right gives the holder thereof the right to purchase from the Company [●] shares of Common Stock (the “Basic Subscription Right”) at the Subscription Price of $[●] per share, subject to the NOL Protection Mechanics (as defined in the Prospectus). The Company will not issue fractional shares or cash in lieu of fractional shares in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding down to the nearest whole share. As an example, if you owned 100 shares of Common Stock, you would receive 100 Rights that would entitle you to purchase [●] shares of Common Stock for $[●] per share.

In addition, holders of Rights who purchase all of the shares of Common Stock available to them pursuant to their Basic Subscription Right may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $[●] per share, for a portion of any shares of Common Stock that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights (the “Over-Subscription Shares”). If a sufficient number of Over-Subscription Shares are available, the Company will seek to honor all over-subscription requests in full, subject to the NOL Protection Mechanics. If, however, an insufficient number of Over-Subscription Shares are available to fully satisfy all Over-Subscription Privilege requests, the available shares will be distributed proportionately among the holders of Rights who exercise their Over-Subscription Privilege based on the number of shares each Rights holder subscribed for under their Basic Subscription Right. The Company will not issue fractional shares through the exercise of the Over-Subscription Privilege. Instead, fractional shares resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share.

Also, the Company has NOL Protection Mechanics in place to preserve its ability to utilize its net operating loss carryforwards (“NOLs”), including the ability to limit the amount of shares that certain shareholders may over-subscribe for. Shareholders who currently own, directly or indirectly, 62,199 shares or more of Common Stock or would potentially increase their direct or indirect holdings of Common Stock from fewer than 62,199 shares to an amount equal to or greater than 62,199 shares by virtue of the exercise of their Basic Subscription Right and/or Over-Subscription Privilege in the Rights Offering, may not be able to subscribe or over-subscribe to the extent otherwise allowable. If you currently own, directly or indirectly, 62,199 shares or more of Common Stock, or would potentially increase your direct or indirect holdings of Common Stock from fewer than 62,199 shares to an amount equal to or greater than 62,199 shares but would like to participate in the Rights Offering, please contact the Company’s information agent, InvestorCom, Inc., to discuss your level of subscription, by email at info@investor-com.com, by telephone at (877) 972-0090 (toll free) or by mail at InvestorCom, Inc., 65 Locust Avenue, New Canaan, CT 06840. The Company will only permit such shareholders to participate in the Rights Offering up to such amounts as will not jeopardize its NOLs. The Company will reduce the amount of a subscription or an over-subscription exercise by the amount necessary to preserve its ability to utilize its NOLs. See “The Rights Offering — NOL Protection Mechanics” in the Prospectus.

You will be required to submit payment in full of the aggregate Subscription Price for all of the shares of Common Stock for which you have subscribed pursuant to the exercise of the Basic Subscription Right and the Over-Subscription Privilege to Computershare Inc., the subscription agent for the Rights Offering (the “Subscription Agent”), by no later than 5:00 p.m., Eastern Time, on the Expiration Date. Your payment of the aggregate Subscription Price must be made in U.S. dollars for the full number of shares of Common Stock for which you have subscribed in the Rights Offering by cashier’s or certified check drawn upon a United States Bank, or a personal check, payable to the Subscription Agent at the address set forth below, or a wire transfer directly to the Subscription Agent as set forth below. In order for your Rights to be properly and timely exercised, payment in full for the aggregate Subscription Price for all of the shares for which you have subscribed in the Rights Offering, including final clearance of any uncertified personal checks, must be received by the Subscription Agent before 5:00 p.m., Eastern Time, on the Expiration Date. If you intend to pay by uncertified personal check, please be aware that funds paid in this manner may take at least five (5) business days to clear. We urge you to consider using a cashier’s or certified check as we will not be responsible for any delays in processing personal checks, even if such delays result in your Rights not being exercised prior to 5:00 p.m., Eastern Time, on the Expiration Date.

If you submit a subscription payment that is insufficient to purchase the total number of shares of Common Stock for which you subscribed, or if the number of shares you requested is not specified in the subscription documents, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the Over-Subscription Privilege, if applicable, the elimination of fractional shares, and the NOL Protection Mechanics.

If you submit a subscription payment that exceeds the amount necessary to purchase the number of shares of Common Stock for which you subscribed, then the excess amount will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the Expiration Date.

The Rights are evidenced by subscription rights certificates (the “Subscription Rights Certificates”). Your Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights Certificate to anyone else.

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Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Subscription Rights Certificate;

4.	Form of Notice of Guaranteed Delivery;

5.	Form of Notice of Important Tax Information; and

6.	Return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the aggregate Subscription Price for all of the shares for which you have subscribed pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company.

Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the aggregate Subscription Price, must be received by the Subscription Agent before 5:00 p.m., Eastern Time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire, have no value and cease to be exercisable for shares of Common Stock, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from the Company’s information agent, InvestorCom, Inc., by email at info@investor-com.com, by telephone at (877) 972-0090 (toll free) or by mail at InvestorCom, Inc., 65 Locust Avenue, New Canaan, CT 06840.

Very truly yours,

Daniel M. Koch
President and Chief Executive Officer

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